UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

Skyline Medical Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

09071P109
(CUSIP Number)

SOK Partners, LLC

122 Willow Street

Brooklyn, New York 11217

Attn: Dr. Samuel Herschkowitz

(718) 624-6277

with copies to:

Mayer Brown llp

1221 Avenue of the Americas

New York, New York 10020

Attn: Jeffrey A. Legault, Esq.

(212) 506-2407

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: SAMUEL HERSCHKOWITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,041
	8	SHARED VOTING POWER 1,436,304
	9	SOLE DISPOSITIVE POWER 15,041
	10	SHARED DISPOSITIVE POWER 1,436,304

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,753,101
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.1% [1]
14	TYPE OF REPORTING PERSON IN

1 Calculated based upon 3,642,650 shares of the Issuer’s common stock outstanding, which include (i) 3,312,862 shares of common stock outstanding as of July 6, 2015, as reported by the Issuer to the Reporting Persons, (ii) the 1,282 shares of common stock issuable upon the conversion of the 250 shares of Series A Preferred Stock held by Mr. Kornberg, as more fully described in Item 3 below, (iii) the 1,025 shares of common stock issuable upon exercise of the warrants held by Mr. Kornberg, as more fully described in Item 3 below, (iv) the 10,862 shares of common stock issuable to SOK Partners upon conversion of the Senior Convertible Note held by SOK Partners, as more fully described in Item 3 below, (v) the 6,312 shares of common stock issuable upon exercise of the warrants held by SOK Partners, as more fully described under Item 3 below, and (vi) the aggregate of 310,307 shares of common stock issuable upon the exercise of Mr. Kornberg’s options, as more fully described in Item 3 below.

1	NAME OF REPORTING PERSON: JOSHUA KORNBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 316,797
	8	SHARED VOTING POWER 1,738,060
	9	SOLE DISPOSITIVE POWER 316,797
	10	SHARED DISPOSITIVE POWER 1,738,060

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,753,101
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.1% [2]
14	TYPE OF REPORTING PERSON IN

2 See Footnote 1.

1	NAME OF REPORTING PERSON: SOK PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW JERSEY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 805,982
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 805,982
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,753,101
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.1% [3]
14	TYPE OF REPORTING PERSON OO

3 See Footnote 1.

1	NAME OF REPORTING PERSON: ATLANTIC PARTNERS ALLIANCE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 615,281
	8	SHARED VOTING POWER 1,421,263
	9	SOLE DISPOSITIVE POWER 615,281
	10	SHARED DISPOSITIVE POWER 1,421,263

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,753,101
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.1% [4]
14	TYPE OF REPORTING PERSON OO

4 See Footnote 1.

This Amendment No. 16 is filed by Samuel Herschkowitz, Joshua Kornberg, SOK Partners, LLC and Atlantic Partners Alliance LLC (collectively, the “Reporting Persons”), and amends and supplements the statement on Schedule 13D (the “Statement”) originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on April 6, 2012, Amendment No. 1 thereto filed with the SEC on April 17, 2012, Amendment No. 2 thereto filed with the SEC on April 24, 2012, Amendment No. 3 thereto filed with the SEC on May 17, 2012, Amendment No. 4 thereto filed with the SEC on June 7, 2012, Amendment No. 5 thereto filed with the SEC on August 15, 2012, Amendment No. 6 thereto filed with the SEC on August 20, 2012, Amendment No. 7 thereto filed with the SEC on November 8, 2012, Amendment No. 8 thereto filed with the SEC on March 8, 2013, Amendment No. 9 thereto filed with the SEC on March 18, 2013, Amendment No. 10 thereto filed with the SEC on April 5, 2013, Amendment No. 11 thereto filed with the SEC on June 21, 2013, Amendment No. 12 thereto filed with the SEC on August 8, 2013, Amendment No. 13 thereto filed with the SEC on September 3, 2013, Amendment No. 14 thereto filed with the SEC on September 16, 2013, and Amendment No. 15 thereto filed with the SEC on September 16, 2013, and Amendment No. 16 thereto filed with the SEC on March 19, 2014, with respect to the common stock, par value $0.01 per share (the “Shares”), of Skyline Medical Inc., a Minnesota corporation (the “Issuer”). All references herein to the Statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented by Amendment No. 1 thereto, Amendment No. 2 thereto, Amendment No. 3 thereto, Amendment No. 4 thereto, Amendment No. 5 thereto, Amendment No. 6 thereto, Amendment No. 7 thereto, Amendment No. 8 thereto, Amendment No. 9 thereto, Amendment No. 10 thereto, Amendment No. 11 thereto, Amendment No. 12 thereto, Amendment No. 13 thereto, Amendment No. 14 thereto, Amendment No. 15 thereto, Amendment No. 16 thereto, and hereby.

Except as specifically provided herein, this Amendment No. 17 does not modify any of the information previously reported in the Statement, and unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.

The Reporting Persons previously entered into the Joint Filing Agreement, a copy of which was filed as Exhibit 99.1 to the Statement, and which is incorporated herein by reference thereto.

Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a “group” as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Act.

Item 1.	Security and Issuer.

Response unchanged.

Item 2	Identity and Background.

Response unchanged.

Item 3	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and replaced in its entirety as follows:

Mr. Kornberg was issued 300,000 Shares on or about March 9, 2012 pursuant to a Letter Agreement, dated as of March 13, 2012, between Mr. Kornberg and the Issuer (the “March 13 Letter Agreement”), as compensation for services rendered to the Issuer. On August 13, 2012, Mr. Kornberg and the Issuer entered into an Employment Agreement (the “CEO Employment Agreement”) pursuant to which Mr. Kornberg was granted options to purchase 6,000,000 Shares at an exercise price of $0.08 per Share. Such options were fully vested upon the grant date and expire ten years following such grant date. Mr. Kornberg may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 6,000,000 Shares issuable upon exercise of such options.

On March 14, 2013, pursuant to a Stock Option Award Grant under the Issuer’s 2012 Stock Incentive Plan (the “Incentive Plan”), the Issuer agreed to grant to Mr. Kornberg options to purchase 14,400,000 Shares at an exercise price of $0.075 per Share. Such options were fully vested upon the grant date and expire ten years following such grant date. Mr. Kornberg may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 14,400,000 Shares issuable upon exercise of such options.

On June 17, 2013, the CEO Employment Agreement was amended and restated, effective as of March 14, 2013 (the “Amended CEO Employment Agreement”), pursuant to which Mr. Kornberg is entitled to receive annual equity incentive grants (stock options, restricted stock or other stock-based awards) with respect to each calendar year during the term of the Amended CEO Employment Agreement. The target aggregate grant date fair value of each annual grant will be 200% of Mr. Kornberg’s base salary, subject to increase. Each annual grant will be fully vested on the date of grant. In addition, on June 17, 2013, but effective as of March 14, 2013, the Issuer entered into a Restricted Stock Award Agreement (the “2013 Restricted Stock Award”) with Mr. Kornberg, pursuant to which the Issuer agreed to issue 5,000,000 Shares of restricted stock to Mr. Kornberg upon certain change of control events as further described in the 2013 Restricted Stock Award.

On March 7, 2014, pursuant to a Stock Option Award Grant under the Incentive Plan, the Issuer agreed to grant to Mr. Kornberg options to purchase 2,445,652 Shares at an exercise price of $0.23 per Share. Such options were fully vested upon the grant date and expire ten years following such grant date. Mr. Kornberg may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 2,445,652 Shares issuable upon exercise of such options.

On October 1, 2014, pursuant to a Stock Option Award Grant under the Incentive Plan, the Issuer agreed to grant to Mr. Kornberg options to purchase 45,455 Shares at an exercise price of $0.11 per Share. Such options were fully vested upon the grant date and expire ten years following such grant date. Mr. Kornberg may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act), the 45,455 Shares issuable upon exercise of such options.

On December 31, 2014, pursuant to a Stock Option Award Grant under the Incentive Plan, the Issuer agreed to grant to Mr. Kornberg options to purchase 769 Shares (reflecting the reverse stock split which was effective as of October 24, 2014) at an exercise price of $6.50 per Share. Such options were fully vested upon the grant date and expire ten years following such grant date. Mr. Kornberg may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 769 Shares issuable upon exercise of such options.

On February 4, 2014, pursuant to a Securities Purchase Agreement, dated as of such date, between the Issuer and those purchasers listed in Schedule I thereto (the “Securities Purchase Agreement”), the Issuer issued to Mr. Kornberg 250 shares of Series A Preferred Stock at a price of $100 per share, which shares are convertible at any time at Mr. Kornberg’s option into an aggregate of 96,154 Shares. Concurrently with the issuance of such shares of Series A Preferred Stock to Mr. Kornberg, the Issuer issued to Mr. Kornberg warrants to acquire an aggregate of 19,231 Shares at an exercise price of $0.325 per Share. Pursuant to the Securities Purchase Agreement, in July 2014, due to the Issuer’s failure to list its Shares on the Nasdaq Stock Market or the New York Stock Exchange within 180 days of the date of the Securities Purchase Agreement, the Isuer issued to Mr. Kornberg warrants to acquire an aggregate of 57,05 Shares at an exercise price of $0.26 per Share.

On March 31, 2015, pursuant to a Stock Option Award Grant under the Incentive Plan, the Issuer agreed to grant to Mr. Kornberg options to purchase 1,449 Shares (reflecting the reverse stock split which was effective as of October 24, 2014) at an exercise price of $3.45 per Share. Such options were fully vested upon the grant date and expire ten years following such grant date. Mr. Kornberg may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 1,449 Shares issuable upon exercise of such options.

On June 30, 2015, pursuant to a Stock Option Award Grant under the Incentive Plan, the Issuer agreed to grant to Mr. Kornberg options to purchase 1,613 Shares (reflecting the reverse stock split which was effective as of October 24, 2014) at an exercise price of $3.10 per Share. Such options were fully vested upon the grant date and expire ten years following such grant date. Mr. Kornberg may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 1,613 Shares issuable upon exercise of such options.

Pursuant to the terms of an Amended and Restated Note Purchase Agreement, dated as of December 20, 2011, between Dr. Herschkowitz and the Issuer (the “First Note Purchase Agreement”), in exchange for a loan in cash in the amount of $240,000 from Dr. Herschkowitz to the Issuer, the Issuer issued to Dr. Herschkowitz a Convertible Promissory Note (the “First Note”), dated December 20, 2011, in the original principal amount of $240,000. The First Note is convertible, in part or in full and at any time during which the First Note remains outstanding, into a number of Shares equal to the outstanding principal amount of, and accrued interest under, the First Note divided by $0.014 per Share, subject to adjustment for certain events. On August 15, 2012, the conversion price under the First Note was adjusted from $0.065 per Share to $0.014 per Share pursuant to the Forbearance Agreement (as defined below).

As long as any amount payable under the First Note remains outstanding, Dr. Herschkowitz or his designee is entitled to appoint a special advisor to the Issuer’s board of directors, who will be appointed as a member of the Board upon request. Pursuant to this authority, Josh Kornberg was appointed to the Board on March 9, 2012. Under the First Note Purchase Agreement, Dr. Herschkowitz may be entitled to receive additional Shares as compensation for the attendance by his nominee at board of directors meetings, should he elect to receive such compensation in Shares in lieu of cash.

Pursuant to the First Note Purchase Agreement, the Issuer has issued to Dr. Herschkowitz an equity bonus consisting of 1,600,000 Shares. An additional 7,500,000 Shares were issued to Dr. Herschkowitz as a penalty upon the occurrence of an event of default under the First Note.

On September 12, 2013, Dr. Herschkowitz gave written notice to the Issuer of the conversion into Shares of the outstanding principal amount and accrued interest thereon under the First Note. The aggregate outstanding principal amount and accrued interest thereon as of September 12, 2013 under the First Note of $314,484.19 is convertible into 22,463,172 Shares. Pursuant to the terms of the First Note, such Shares are required to be issued to Dr. Herschkowitz not later than five business days following the delivery to the Issuer of the notice of conversion. Dr. Herschkowitz used available personal funds to acquire the First Note from the Issuer.

Pursuant to the terms of a Note Purchase Agreement, dated as of March 28, 2012, between SOK Partners, LLC (“SOK Partners”) and the Issuer (the “SOK Note Purchase Agreement”), in exchange for a loan in cash of up to $600,000 from SOK Partners to the Issuer, the Issuer issued to SOK Partners a Convertible Promissory Grid Note (the “Grid Note”), dated March 28, 2012, in the original principal amount of up to $600,000. The Grid Note is convertible, in part or in full and at any time during which the Grid Note remains outstanding, into a number of Shares equal to the outstanding principal amount of, and accrued interest under, the Grid Note divided by $0.014, subject to adjustment for certain events. On August 15, 2012, the conversion price under the Grid Note was adjusted from $0.065 per Share to $0.014 per Share pursuant to the Forbearance Agreement (as defined below).

On September 12, 2013, SOK Partners gave written notice to the Issuer of the conversion into Shares of the outstanding principal amount and accrued interest thereon under the Grid Note. The aggregate outstanding principal amount and accrued interest thereon as of September 12, 2013 under the Grid Note of $680,444.22 is convertible into 48,603,159 Shares. Pursuant to the terms of the Grid Note, such Shares are required to be issued to SOK Partners not later than five business days following the delivery to the Issuer of the notice of conversion. SOK Partners used its working capital to acquire the Grid Note from the Issuer.

As long as any amount payable under the Grid Note remains outstanding, SOK Partners or its designee is entitled to appoint a special advisor to the Issuer’s board of directors, who will be appointed as a member of the board upon request. In addition, the Issuer is required to issue two installments of an equity bonus to SOK Partners in the form of Shares valued at the rate of $0.065 per Share. The Issuer has issued to SOK Partners such two installments, in each case consisting of 4,615,385 Shares per installment.

Until the maturity date of the Grid Note, if the Issuer obtains financing from any other source without the consent of SOK Partners, then the Issuer is required to issue additional bonus equity with an aggregate value of $600,000 (assuming a value per Share of $0.014) less the aggregate advances under the Grid Note made prior to such time.

On August 15, 2012, the Issuer entered into a letter agreement (the “Forbearance Agreement”) with Dr. Herschkowitz (both on his own behalf and on behalf of Atlantic Partners) and SOK Partners pursuant to which Dr. Herschkowitz and SOK Partners agreed to (i) forbear from enforcing their rights under the First Note and the Grid Note in connection with certain events of default thereunder, (ii) terminate the Anti-Dilution Agreement (as defined in Item 6 below), and (iii) extend the maturity date of each of the First Note and the Grid Note to December 31, 2012. In consideration of such agreements, the Issuer issued to each of Dr. Herschkowitz and SOK Partners 13,250,000 Shares and agreed to adjust the conversion price under each of the First Note and the Grid Note to $0.014 per Share. The Issuer also agreed to make certain payments to Dr. Herschkowitz and SOK Partners upon the consummation of certain financing transactions involving the Issuer and its affiliates. On December 28, 2012, the Forbearance Agreement was amended by letter agreement in order to extend the maturity date of each of the First Note and the Grid Note to March 31, 2013. On March 6, 2013, the Forbearance Agreement was further amended by letter agreement (the “March 6 Letter Agreement”) in order to extend the maturity date of each of the First Note and the Grid Note to April 30, 2013 and to expand the scope of the financing transactions that would result in payments to Dr. Herschkowitz and SOK Partners.

Pursuant to the terms of a Note Purchase Agreement, dated as of November 6, 2012, between Dr. Herschkowitz and the Issuer (the “Second Note Purchase Agreement”), in exchange for a loan in cash in the amount of $50,000 from Dr. Herschkowitz to the Issuer, the Issuer issued a promissory note (the “Second Note”) in the principal amount of $50,000 and issued to Dr. Herschkowitz an equity bonus of 765,608 Shares. The Second Note is convertible into Shares at the Issuer’s option upon the occurrence of certain specified events described in the Second Note. On or about December 12, 2012, Dr. Herschkowitz notified the Issuer of his election to convert the Second Note into Shares.

Also on November 6, 2012, Dr. Herschkowitz and the Issuer entered into three additional Note Purchase Agreements (the “Assigned Note Purchase Agreements”) pursuant to which Dr. Herschkowitz advanced an aggregate of $106,243 to the Issuer and the Issuer agreed to issue an aggregate of 1,171,823 Shares to Dr. Herschkowitz as an equity bonus. Immediately following their execution by Dr. Herschkowitz and the Issuer, the Assigned Note Purchase Agreements (including the right to receive any equity bonuses thereunder) were assigned by Dr. Herschkowitz to third parties unrelated to the Reporting Persons.

In February 2014 the Issuer issued a warrant to purchase 111,111 Shares at an exercise price of $0.27 per Share to SOK Partners. The issuance of such warrant was in consideration of a bridge loan extended by SOK Partners to the Issuer in December 2013 that was repaid in February 2014.

In March 2014, Dr. Herschkowitz transferred 4,306,967 Shares to Atlantic Partners.

In April 2014, SOK Partners transferred 1,500,000 Shares to six of its shareholders. Two of the recipients, Frank Mancuso and Dr. Arnon Dreyfuss, were affiliates of the Issuer serving on the Board of Directors. Mr. Mancuso received 250,000 Shares and Dr. Dreyfuss received 500,000 Shares.

On July 23, 2014, in the context of a preferred share financing, the Issuer issued to SOK Partners (i) a Senior Convertible Note in the principal amount of $108,695.60, which principal amount was convertible into 814,637 Shares, and (ii) a warrant to purchase Shares at an exercise price of $0.165 per Share.

In October 2014, SOK transferred 10,423,309 Shares to Prospect Park Capital Corp. (“PPK”) in exchange for 1,304,347 common shares of PPK. The majority of such shares of PPK are currently held in escrow and are required to be released to SOK in a number of installments, with the last such installment to be released in October 2017. SOK and its affiliates currently hold shares of PPK representing approximately 4% of the issued and outstanding equity capital of PPK.

Effective October 24, 2014, the Issuer implemented a reverse stock split with respect to its Shares, pursuant to which each Share was converted into 1/75 (one seventy-fifth) of a Share. Unless stated otherwise, all of the foregoing numerical references to Shares in this Item 3 are made without taking into account the effect of such reverse stock split.

The foregoing descriptions of the March 13 Letter Agreement, the CEO Employment Agreement, the 2013 Option Award Grant, the 2014 Option Award Grant, the Incentive Plan, the Amended CEO Employment Agreement, the 2013 Restricted Stock Award, the First Note Purchase Agreement, the First Note, the SOK Note Purchase Agreement, the Grid Note, the Forbearance Agreement, the March 6 Letter Agreement, the Second Note Purchase Agreement, the Assigned Note Purchase Agreements and the Securities Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the March 13 Letter Agreement, attached as Exhibit 99.2 hereto, is incorporated herein by reference. A copy of the First Note Purchase Agreement and form of First Note, listed as Exhibit 99.3 hereto, is incorporated herein by reference to Exhibit 10.24 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 3, 2012. A copy of the SOK Note Purchase Agreement and the form of Grid Note, listed as Exhibit 99.4 hereto, is incorporated herein by reference to Exhibit 10.23 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 3, 2012. A copy of the Second Note Purchase Agreement, attached as Exhibit 99.9 hereto, is incorporated herein by reference. Copies of each of the Assigned Note Purchase Agreements, attached as Exhibit 99.10 through 99.12 hereto, are incorporated herein by reference. A copy of the Forbearance Agreement, attached as Exhibit 99.13 hereto, is incorporated herein by reference. A copy of the March 6 Letter Agreement, attached as Exhibit 99.14 hereto, is incorporated herein by reference. A copy of the Amended CEO Employment Agreement, listed as Exhibit 99.16 hereto, is incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 18, 2013. A copy of the 2013 Restricted Stock Award, listed as Exhibit 99.17 hereto, is incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 18, 2013. A copy of the Securities Purchase Agreement, attached as Exhibit 99.18 hereto, is incorporated herein by reference.

Item 4	Purpose of Transaction.

Item 4 is hereby amended and replaced in its entirety as follows:

The information set forth in Items 3 and 6 of this Statement is incorporated herein by reference.

Mr. Kornberg is President and Chief Executive Officer of the Issuer, and is a member of the Issuer’s Board of Directors.

The transactions contemplated by the March 13 Letter Agreement, the CEO Employment Agreement, the Amended CEO Employment Agreement, the 2013 Restricted Stock Award, the First Note Purchase Agreement, the First Note, the SOK Note Purchase Agreement, the Grid Note, the Forbearance Agreement, the Second Note Purchase Agreement, the Assigned Note Purchase Agreements and the Securities Purchase Agreement have resulted in, or will result in, as applicable, certain actions specified in Items 4(a) through (j) of Schedule 13D, including the acquisition by any person of additional securities of the Issuer. On an ongoing basis, the Reporting Persons will review the Issuer’s operating, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase or decrease such Reporting Persons’ ownership of Shares, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

The Reporting Persons intend to encourage the Issuer to explore various strategic alternatives with the objective of raising additional capital for the Issuer, which may include a merger with another company which already possesses the necessary additional capital.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and replaced in its entirety as follows:

(a) The Reporting Persons may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”)), in the aggregate, 1,753,101 Shares, representing approximately 48.1% of the outstanding Shares (calculated based upon 3,642650 Shares outstanding, which include (i) 3,312,862 Shares outstanding as of July 6, 2015, as reported by the Issuer to the Reporting Persons, (ii) the 1,282 Shares issuable upon the conversion of the 250 shares of Series A Preferred Stock held by Mr. Kornberg, as more fully described in Item 3 above, (iii) the 1,025 Shares issuable upon the exercise of the warrants held by Mr. Kornberg, as more fully described in Item 3 above, (iv) the 10,862 Shares issuable to SOK Partners upon conversion of the Senior Convertible Note held by SOK Partners, as more fully described in Item 3 above, (v) the 6,312 Shares issuable upon exercise of the warrants held by SOK Partners, as more fully described in Item 3 above, and (vi) the aggregate of 310,307 Shares issuable upon the exercise of Mr. Kornberg’s options, as more fully described in Item 3 above.

(b) Dr. Herschkowitz is the record holder of 15,041Shares, and has sole voting power and sole dispositive power with respect to all of such Shares. Dr. Herschkowitz, by virtue of his relationship with SOK Partners, Atlantic Partners and Mr. Kornberg as described in Item 2 above, may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 805,982 Shares which SOK Partners directly holds as of record, the 10,862 Shares issuable upon conversion of the Senior Convertible Note held by SOK Partners, the 6,312 Shares issuable upon exercise of the warrants held by SOK Partners, the 4,183 Shares which Mr. Kornberg directly holds as of record, the aggregate of 310,307 Shares issuable to Mr. Kornberg upon the exercise of options granted to Mr. Kornberg, the 1,282 Shares issuable to Mr. Kornberg upon conversion of the shares of Series A Preferred Stock held by Mr. Kornberg, the 1,025 Shares issuable to Mr. Kornberg upon exercise of the warrants held by Mr. Kornberg, and the 615,281 Shares directly held as of record by Atlantic Partners. Because he is one of the two members of Atlantic Partners, Dr. Herschkowitz may be deemed to have shared voting power and shared dispositive power with Mr. Kornberg and Atlantic Partners with respect to the 615,281 Shares which Atlantic Partners directly holds as of record. Because Atlantic Partners is the sole member of SOK Partners, Dr. Herschkowitz may be deemed to have shared voting power and shared dispositive power with Mr. Kornberg, Atlantic Partners and SOK Partners with respect to the 805,982 Shares which SOK Partners directly holds as of record, the 10,862 Shares issuable upon conversion of the Senior Convertible Note held by SOK Partners, and the 6,312 Shares issuable upon exercise of the warrants held by SOK Partners.

Mr. Kornberg is the record holder of 4,183 Shares and has sole voting power and sole dispositive power with respect to all of such Shares. Mr. Kornberg may also be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the aggregate of 310,307 Shares issuable upon the exercise of Mr. Kornberg’s stock options, the 1,283 Shares issuable to Mr. Kornberg upon conversion of the shares of Series A Preferred Stock held by Mr. Kornberg, and the 1,025 Shares issuable to Mr. Kornberg upon exercise of the warrants held by Mr. Kornberg. Mr. Kornberg, by virtue of his relationship with SOK Partners, Atlantic Partners and Dr. Herschkowitz as described in Item 2 above, may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 805,982 Shares which SOK Partners directly holds as of record, the 10,862 Shares issuable upon conversion of the Senior Convertible Note held by SOK Partners, the 6,312 Shares issuable upon exercise of the warrants held by SOK Partners, the 615,281 Shares which Atlantic Partners directly holds as of record, and the 15,041 Shares which Dr. Herschkowitz directly holds as of record. Because he is one of the two members of Atlantic Partners, Mr. Kornberg may be deemed to have shared voting power and shared dispositive power with Dr. Herschkowitz and Atlantic Partners with respect to the 615,281 Shares which Atlantic Partners directly holds as of record. Because Atlantic Partners is the sole member of SOK Partners, Mr. Kornberg may be deemed to have shared voting power and shared dispositive power with Dr. Herschkowitz, Atlantic Partners and SOK Partners with respect to the 805,982 Shares which SOK Partners directly holds as of record, the 10,862 Shares issuable upon conversion of the Senior Convertible Note held by SOK Partners, and the 6,312 Shares issuable upon exercise of the warrants held by SOK Partners.

Atlantic Partners is the record holder of 615,281 Shares, and has sole voting power and sole dispositive power with respect to all of such Shares. By virtue of its relationship with Mr. Kornberg, Dr. Herschkowitz and SOK Partners as described in Item 2 above, Atlantic Partners may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 805,982 Shares which SOK Partners directly holds as of record, the 10,862 Shares issuable upon conversion of the Senior Convertible Note held by SOK Partners, the 6,312 Shares issuable upon exercise of the warrants held by SOK Partners, the 4,183 Shares which Mr. Kornberg directly holds as of record, and the 15,041 Shares which Dr. Herschkowitz directly holds as of record. Because Atlantic Partners is the sole member of SOK Partners, Atlantic Partners may be deemed to have shared voting power and shared dispositive power SOK Partners with respect to the 805,982 Shares which SOK Partners directly holds as of record, the 10,862 Shares issuable upon conversion of the Senior Convertible Note held by SOK Partners, and the 6,312 Shares issuable upon exercise of the warrants held by SOK Partners.

SOK Partners is the record holder of 805,982 Shares, and has sole voting power and sole dispositive power with respect to all of such Shares. SOK Partners may also be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 10,862 Shares issuable upon conversion of the Senior Convertible Note held by SOK Partners, and the 6,312 Shares issuable upon exercise of the warrants held by SOK Partners. SOK Partners, by virtue of its relationship with Dr. Herschkowitz, Mr. Kornberg and Atlantic Partners as described in Item 2 above, may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 15,041 Shares which Dr. Herschkowitz directly holds as of record, the 4,183 Shares which Mr. Kornberg directly holds as of record, the aggregate of 310,307 Shares issuable upon the exercise of Mr. Kornberg’s stock options, the 1,283 Shares issuable to Mr. Kornberg upon conversion of the shares of Series A Preferred Stock held by Mr. Kornberg, the 1,025 Shares issuable to Mr. Kornberg upon exercise of the warrants held by Mr. Kornberg, and the 615,281 Shares directly held by Atlantic Partners as of record.

As of the date hereof, none of the Reporting Persons owns any Shares other than the Shares described in this Statement.

(c) The information set forth in Item 3 of this Statement is incorporated herein by reference. In the past sixty days, on June 30, 2015, pursuant to a Stock Option Award Grant under the Incentive Plan, the Issuer agreed to grant to Mr. Kornberg options to purchase 1,613 Shares (reflecting the reverse stock split which was effective as of October 24, 2014) at an exercise price of $3.10 per Share. Such options were fully vested upon the grant date and expire ten years following such grant date. Mr. Kornberg may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 1,613 Shares issuable upon exercise of such options.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and replaced in its entirety with the following:

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Pursuant to Rule 13-d1(k) promulgated under the Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Pursuant to a letter agreement, dated March 14, 2012, between the Issuer and Atlantic Partners (the “Anti-Dilution Agreement”), Atlantic Partners was granted certain anti-dilution rights with respect to Shares in the event that the Issuer issues Shares to an person other than Atlantic Partners or its affiliates within 120 days of March 14, 2012. The Anti-Dilution Letter was terminated on August 15, 2012 pursuant to the Forbearance Agreement.

SOK Partners and Dr. Herschkowitz are parties to a Letter Agreement dated March 28, 2012 (the “March 28 Letter Agreement”) pursuant to which, among other things, SOK Partners and Dr. Herschkowitz have agreed that payment of any and all indebtedness (together with the security interests related thereto) under the SOK Note Purchase Agreement and the Grid Note are subordinate to the prior payment in full of all of the indebtedness (and related security interests) under the First Note Purchase Agreement and the First Note. In addition, Dr. Herschkowitz agreed that, should SOK Partners exercise its conversion rights under the Grid Note, then he will exercise his conversion right to convert a pro rata portion of the indebtedness under the First Note.

On August 13, 2012, Mr. Kornberg and the Issuer entered into the CEO Employment Agreement, pursuant to which Mr. Kornberg was granted options to purchase 6,000,000 Shares at an exercise price of $0.08 per Share. Such options were fully vested upon the grant date and expire ten years following such grant date.

On June 17, 2013, the CEO Employment Agreement was amended and restated, effective as of March 14, 2013, pursuant to which Mr. Kornberg is entitled to receive annual equity incentive grants (stock options, restricted stock or other stock-based awards) with respect to each calendar year during the term of the Amended CEO Employment Agreement. The target aggregate grant date fair value of each annual grant will be 200% of Mr. Kornberg’s base salary, subject to increase. Each annual grant will be fully vested on the date of grant. In addition, on June 17, 2013, but effective as of March 14, 2013, the Issuer entered into the 2013 Restricted Stock Award with Mr. Kornberg, pursuant to which the Issuer agreed to issue 5,000,000 Shares of restricted stock to Mr. Kornberg upon certain change of control events as further described in the 2013 Restricted Stock Award.

The foregoing descriptions of the Anti-Dilution Agreement, the March 28 Letter Agreement, the CEO Employment Agreement, the Amended CEO Employment Agreement, and the 2013 Restricted Stock Award do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Anti-Dilution Agreement, attached as Exhibit 99.5 hereto, is incorporated herein by reference. A copy of the March 28 Letter Agreement, attached as Exhibit 99.6 hereto, is incorporated herein by reference. A copy of the CEO Employment Agreement, attached as Exhibit 99.7 hereto, is incorporated herein by reference. A copy of the Amended CEO Employment Agreement, attached as Exhibit 99.16 hereto, is incorporated herein by reference. A copy of the 2013 Restricted Stock Award, attached as Exhibit 99.17 hereto, is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.18	Securities Purchase Agreement, dated as of February 4, 2014, among Skyline Medical Inc. and the Purchasers listed on Schedule I thereto.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 9, 2015

SAMUEL HERSCHKOWITZ

/s/ Samuel Herschkowitz
Samuel Herschkowitz

JOSHUA KORNBERG

/s/ Joshua Kornberg
Joshua Kornberg

SOK PARTNERS, LLC

By: Atlantic Partners Alliance LLC, its sole member

By:	/s/ Samuel Herschkowitz
Name: Samuel Herschkowitz
Title: President

ATLANTIC PARTNERS ALLIANCE LLC

By:	/s/ Samuel Herschkowitz
Name: Samuel Herschkowitz
Title: President